Filed Pursuant to Rule 424(b)(7)

Registration No. 333-196187

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum aggregate offering price (1)	Amount of registration fee (2)
Series B Shares in the form of American depositary shares (3)	10,327,925	$27,792,446	$3,579.67

(1)
Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(c) under the Securities Act of 1933 based on the average high and low reported sales price on the New York Stock Exchange on May 16, 2014.

(2)
A filing fee of $3,579.67 is calculated in accordance with Rules 457(c) and 457(r) of the Securities Act. In accordance with Rules 456(b) and 457(r) of the Securities Act, the registrant initially deferred payment of all of the registration fee for Registration Statement No. 333-196187, filed by the registrant on May 22, 2014.

(3)
A separate Registration Statement on Form F-6 (File No. 333-183694) was filed on September 4, 2012 relating to the registration of the American depositary shares, evidenced by the American depositary receipts, issuable upon deposit of the shares registered hereby. Each American depositary share represents five Series B shares of Grupo Financiero Santander México, S.A.B. de C.V., par value Ps.3.780782962 per share.

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PROSPECTUS SUPPLEMENT

(To prospectus dated May 22, 2014)

Grupo Financiero Santander México, S.A.B. de C.V.

(incorporated in the United Mexican States)

10,327,925 Series B Shares in the form of American Depositary Shares

The selling shareholder named in this prospectus supplement, Banco Madesant Sociedade Unipessoal S.A. (“Banco Madesant” or the “Selling Shareholder”), may offer and sell our Series B Shares in the form of American Depositary Shares, or ADSs, from time to time in amounts, at prices and on terms that will be determined at the time of any such offering.  Each ADS represents the right to receive five Series B shares, par value Ps.3.780782962, of Grupo Financiero Santander México, S.A.B. de C.V.

Any ADSs offered and sold by Banco Madesant will have been purchased in the secondary market by Banco Madesant after December 31, 2013. You should read this prospectus supplement and the accompanying prospectus carefully before you invest.

The Selling Shareholder may offer ADSs through underwriting syndicates managed or co-managed by one or more underwriters or dealers, through agents or directly to investors, on a continuous or delayed basis or through any combination of these methods. For more information on the sale of ADSs by the Selling Shareholder, please see “Plan of Distribution.”  For more information regarding the net proceeds, if any, that the Selling Shareholder expects to receive from such sale, please see “Use of Proceeds.”

Our ADSs are listed and traded on the New York Stock Exchange, or NYSE, under the symbol “BSMX.” In addition, our Series B shares are listed and traded on the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.B. de C.V.) under the symbol “SANMEX.”

Investing in our ADSs involves risks. You should carefully review the risk factors set forth in “Item 3. Key Information—Risk Factors” in our most recent annual report on Form 20-F, which is incorporated by reference in the accompanying prospectus, as well as any risk factors set forth  in any other recently filed reports.

Any offering of our ADSs by the Selling Shareholder will be made outside Mexico and will not be registered with the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or CNBV).  Any offering of our Series B Shares, including in the form of ADSs, to the public in Mexico will require prior registration with the CNBV.  The CNBV has not approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete.

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION, OR SEC, NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus supplement is May 22, 2014.

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We and the Selling Shareholder have not authorized any other person to provide you with information different from or in addition to that included in this prospectus supplement or in the accompanying prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. Neither we nor the Selling Shareholder are making an offer to sell the ADSs in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this prospectus supplement or in the accompanying prospectus is accurate as of any date other than the date on the front of those documents.

Unless otherwise indicated or the context otherwise requires, all references in this prospectus supplement to “Grupo Financiero Santander Mexico,” “we,” “our,” “ours,” “us” or similar terms refer to Grupo Financiero Santander México, S.A.B. de C.V., together with its consolidated subsidiaries. When we refer to “Banco Santander Spain” or the “Parent,” we refer to our controlling shareholder, Banco Santander, S.A., a Spanish bank. When we refer to “Banco Santander Mexico” or the “Bank,” we refer to Banco Santander (México), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México, together with its consolidated subsidiaries.  When we refer to “Casa de Bolsa Santander,” we refer to Casa de Bolsa Santander, S.A. de C.V., Grupo Financiero Santander México, a Mexican broker-dealer.  When we refer to “Gestión Santander” we refer to Gestión Santander, S.A. de C.V., Grupo Financiero Santander México, a Mexican mutual fund manager (entity sold in December 2013).  When we refer to “Seguros Santander” we refer to Zurich Santander Seguros México, S.A. (formerly, Seguros Santander, S.A., Grupo Financiero Santander) (entity sold in November 2011). When we refer to the “Santander Group,” we refer to the worldwide Banco Santander Spain conglomerate and its consolidated subsidiaries.

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TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT

Page

About This Prospectus Supplement	S-1
Special Note Regarding Forward-Looking Statements	S-1
Plan of Distribution	S-3
Conflicts of Interest	S-3
Use of Proceeds	S-4
Principal and Selling Shareholders	S-4
Expenses of the Offering	S-7

PROSPECTUS

About This Prospectus	1
Where You Can Find More Information	1
Incorporation of Certain Documents by Reference	2
Grupo Financiero Santander México	3
Risk Factors	5
Special Note Regarding Forward-Looking Statements	6
Use of Proceeds	8
Capitalization	9
Principal and Selling Shareholders	10
Description of Capital Stock	12
Description of American Depositary Shares	24
Plan of Distribution	33
Legal Matters	34
Experts	35
Service of Process and Enforcement of Judgments	36

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ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part, the accompanying prospectus, gives more general information, some of which may not apply to this offering.

If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and our annual report on Form 20-F incorporated herein by reference include forward-looking statements, principally under the captions “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company—B. Business Overview” and “Item 5. Operating and Financial Review and Prospects” in our annual report on Form 20-F. These statements appear throughout this prospectus supplement, the accompanying prospectus and our annual report on Form 20-F and include statements regarding our intent, belief or current expectations in connection with:

•	asset growth and sources of funding;

•	growth of our fee-based business;

•	expansion of our distribution network;

•	financing plans;

•	competition;

•	impact of regulation;

•	action to modify or revoke Banco Santander Mexico’s banking license;

•	exposure to market risks including interest rate risk, foreign exchange risk and equity price risk;

•	exposure to credit risks including credit default risk and settlement risk;

•	projected capital expenditures;

•	capitalization requirements and level of reserves;

•	liquidity;

•	trends affecting the economy generally; and

•	trends affecting our financial condition and our results of operations.

Many important factors, in addition to those discussed elsewhere in this prospectus supplement, the accompanying prospectus or in our annual report on Form 20-F incorporated herein by reference, could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things:

•	changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies;

•	changes in economic conditions, in Mexico in particular, in the United States or globally;

•	the monetary, foreign exchange and interest rate policies of the Mexican Central Bank (Banco de México);

•	inflation;

•	deflation;

•	unemployment;

•	unanticipated turbulence in interest rates;

•	movements in foreign exchange rates;

•	movements in equity prices or other rates or prices;

•	changes in Mexican and foreign policies, legislation and regulations;

•	changes in requirements to make contributions to, for the receipt of support from programs organized by or requiring deposits to be made or assessments observed or imposed by, the Mexican government;

•	changes in taxes and tax laws;

•	competition, changes in competition and pricing environments;

•	our inability to hedge certain risks economically;

•	economic conditions that affect consumer spending and the ability of customers to comply with obligations;

•	the adequacy of allowance for loan losses and other losses;

•	increased default by borrowers;

•	exposure to the home builders sector;

•	our inability to successfully and effectively integrate acquisitions;

•	technological changes;

•	changes in consumer spending and saving habits;

•	increased costs;

•	unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms;

•	changes in, or failure to comply with, banking regulations; and

•	the other risk factors discussed under “Item 3. Key Information—Risk Factors” in our annual report on Form 20-F.

The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast” and similar words are intended to identify forward-looking statements.  You should not place undue reliance on such statements, which speak only as of the date they were made.  We undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this prospectus supplement because of new information, future events or other factors.  Our independent public auditors have neither examined nor compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements.  In light of the risks and uncertainties described above, the future events and circumstances discussed in this prospectus might not occur and are not guarantees of future performance.  Because of these uncertainties, you should not make any investment decision based upon these estimates and forward-looking statements.

PLAN OF DISTRIBUTION

The Selling Shareholder may, from time to time, sell ADSs in the United States and other countries in public or private transactions or on any stock exchange, market or trading facility on which ADSs are traded.  These sales may be at fixed public offering prices, which may be changed, or at negotiated prices.  Any offering of our ADSs by the Selling Shareholder will be made outside Mexico and will not be registered with the CNBV.  Any offering of our ADSs to the public in Mexico will require prior registration with the CNBV. The Selling Shareholder may sell ADSs:

•	through underwriters, dealers or agents;

•	directly to a limited number of purchasers or to a single purchaser;

•	in ordinary brokerage transactions and transactions in which a broker-dealer solicits purchasers;

•	in block trades in which a broker-dealer will attempt to sell ADSs as agent but may purchase and resell a portion of the block as principal to facilitate the transaction;

•	in privately negotiated transactions;

•	at market prices prevailing at the time of sale or at prices related to prevailing market prices;

•	through broker-dealers who may agree with the Selling Shareholder to sell a specified number of such ADSs at a stipulated price;

•	through a combination of any such methods of sale; and

•	through any other method permitted pursuant to applicable law.

The Selling Shareholder may also sell ADSs under Rule 144 of the Securities Act, if available, rather than under this prospectus supplement.

Broker-dealers engaged by the Selling Shareholder may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Shareholder in amounts to be negotiated. The Selling Shareholder does not expect these commissions and discounts to exceed what is customary in the types of transactions involved.  The aggregate value of the compensation to be received by any participating FINRA member will not be greater than eight percent of the offering proceeds.  As of the date of this prospectus supplement, Santander Investment Securities Inc., or SIS, is the only broker-dealer expected to be engaged by the Selling Shareholder to sell ADSs registered pursuant to this prospectus supplement.  It is expected that SIS will sell the ADSs on an agency basis in ordinary brokerage transactions.

The Selling Shareholder and any broker-dealers or agents that are involved in selling the ADSs may be deemed to be “underwriters” within the meaning of the Securities Act in connection with any sales.  If a sale occurs, any commissions received by such broker-dealers or agents and any profit on the resale of the ADSs purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.  Any such persons that are deemed to be “underwriters” within the meaning of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

CONFLICTS OF INTEREST

SIS is an affiliate of Grupo Financiero Santander Mexico and has a conflict of interest, as defined in FINRA Rule 5121, with Grupo Financiero Santander Mexico.  SIS will conduct any offering under this prospectus supplement in compliance with the requirements of Rule 5121 of the Financial Industry Regulatory Authority, Inc.,

which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest.  SIS may not make sales of ADSs hereunder to any discretionary account.

USE OF PROCEEDS

The Selling Shareholder will receive all of the net proceeds from the sale of the ADSs offered by this prospectus supplement.  We will not receive any proceeds from the offering contemplated by this prospectus supplement.

PRINCIPAL AND SELLING SHAREHOLDERS

We are a subsidiary of Banco Santander Spain.  The Santander Group, through its stand-alone subsidiaries, was one of the largest foreign bank groups in Latin America in terms of assets as of December 31, 2013, based on publicly available annual reports.  The Santander Group had core capital (BIS II) of 11.71% and a market capitalization of €73,735 million as of December 31, 2013, and net income attributable to shareholders of €4,370 million in 2013.  As of December 31, 2013, the Santander Group had 13,927 branches and a presence in 10 principal markets.  As a result of its voting control over us, the Santander Group is in a position to cause the election of a majority of the members of our management and to determine substantially all matters to be decided by a vote of shareholders.

As of April 30, 2014, Banco Santander Spain directly or indirectly owned approximately 74.97% of our total capital stock (excluding all capital stock held by Banco Madesant Sociedade Unipessoal S.A.).  Our relationship with the Santander Group has provided us with access to the expertise of the Santander Group in areas such as technology, product innovation, human resources and internal audit control systems.  In addition, the Santander Group requires us to follow its banking policies, procedures and standards, especially with respect to credit approval and risk management.  Such policies and expertise have been successfully used by the Santander Group in the Spanish and other banking markets, and we believe that such policies and expertise have had and will continue to have a beneficial effect upon our operations. For information about our relationship with Banco Santander Spain, see our annual report on Form 20-F, including the information under the caption “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions.”

Banco Santander Spain is our controlling shareholder and, as a result, has the ability to determine the outcome of substantially all actions requiring shareholder approval, as well as to control our management, strategy and principal policies.  Santusa Holding, S.L. and Santander Overseas Bank Inc. are affiliates of Banco Santander Spain and act in coordinated manner with Banco Santander Spain with respect to their shareholdings and the voting of their shares in our company.  We do not have a commercial relationship with Santusa Holding, S.L. because it is a holding company whose principal activity comprises holding shares of other companies.  Santusa Holding, S.L. is wholly owned by Banco Santander Spain and Santander Holding Internacional S.A. (a holding company subsidiary of Banco Santander Spain).

The following tables present the beneficial ownership of our Series B shares and Series F shares as of April 30, 2014, the Series B shares and Series F shares underlying the ADSs offered hereby and the beneficial ownership of our Series B shares and Series F shares after the completion of this offering (assuming that all of the ADSs offered hereby are sold).

Principal Shareholders	Series B Shares	Percentage of Outstanding Series B Shares	Series F Shares	Percentage of Outstanding Series F Shares	Percentage of Total Share Capital
Banco Santander Spain (1)	—	—	3,464,309,145	100.00%	51.05%
Santusa Holding, S.L. (2)	1,609,062,685	48.44%	—	—	23.71%
Santander Overseas Bank Inc. (3)	14,428,432	0.43%	—	—	0.21%
Carmignac Gestion (4)	179,996,220	5.42%	—	—	2.65%
Banco Madesant (5)	10,327,925	0.31%	—	—	0.15%
Minority shareholders	1,508,270,506	45.40%	—	—	22.23%
Total	3,322,085,768	100.00%	3,464,309,145	100.00%	100.00%

(1)
The address of Banco Santander Spain is Paseo de Pereda 9-12, Santander, Spain.  Banco Santander Spain, directly and indirectly through its subsidiaries, is the beneficial owner of 74.97% of our total capital stock (excluding all capital stock held by Banco Madesant Sociedade Unipessoal S.A.).

(2)
Banco Santander Spain and Santander Holding Internacional, S.A. (a holding company subsidiary of Banco Santander Spain) own 69.76% and 30.24% of the shares of Santusa Holding, S.L., respectively.  The address of Santusa Holding, S.L. is Avenida de Cantabria s/n (Ciudad Grupo Santander), Boadilla del Monte, 28660 Madrid, Spain.

(3)
Holbah II Limited (Bahamas) (a company that is indirectly and wholly controlled by Banco Santander Spain through Parasant, S.A.) owns 100% of the shares of Santander Overseas Bank Inc. The address of Santander Overseas Bank Inc. is 207 Ponce de León, San Juan, Puerto Rico 00917-1818.

(4)
Carmignac Gestion filed with the SEC a Schedule 13G dated February 14, 2014. Based solely on the disclosure set forth in such Schedule 13G, Carmignac Gestion has sole voting power with respect to 179,996,220 Series B shares and sole dispositive power with respect to 179,996,220 Series B shares. The address of Carmignac Gestion is 24 Place Vendome, Paris, France 75001.

(5)	Banco Madesant Sociedade Unipessoal, S.A. is a wholly owned indirect subsidiary of Banco Santander Spain. Its address is 2nd Floor, Avenida Arriaga 73, Sala 211, Funchal, 9000-060, Portugal.

According to our depository bank, as of April 30, 2014, we had one holder registered in Mexico in addition to JPMorgan Chase Bank, N.A. as depositary of the ADRs evidencing ADSs.  As of April 30, 2014, there were a total of 172 ADR holders of record and 209,480,673 ADRs outstanding, representing 1,047,403,365 Series B shares or 31.53% of outstanding Series B shares. Since some of these ADRs are held by nominees, the number of record holders may not be representative of the number of beneficial holders.

	Shares Offered Hereby	Beneficial Ownership after Completion of Offering
Principal and Selling Shareholders	Series B Shares	Series B Shares	Percentage of Outstanding Series B Shares	Series F Shares	Percentage of Outstanding Series F Shares	Percentage of Total Share Capital
Banco Santander Spain(1)	—	—	—	3,464,309,145	100.00%	51.05%
Santusa Holding, S.L.(2)	—	1,609,062,685	48.44%	—	—	23.71%
Santander Overseas Bank Inc.(3)	—	14,428,432	0.43%	—	—	0.21%
Carmignac Gestion(4)	—	179,996,220	5.42%	—	—	2.65%
Banco Madesant(5)	10,327,925	—	—	—	—	—
Minority shareholders	—	1,518,598,431	45.71%	—	—	22.38%
Total	10,327,925	3,322,085,768	100.00%	3,464,309,145	100.00%	100.00%

(1)
The address of Banco Santander Spain is Paseo de Pereda 9-12, Santander, Spain.  Banco Santander Spain, directly and indirectly through its subsidiaries, is the beneficial owner of 74.97% of our total capital stock (excluding all capital stock held by Banco Madesant Sociedade Unipessoal S.A.).

(2)
Banco Santander Spain and Santander Holding Internacional, S.A. (a holding company subsidiary of Banco Santander Spain) own 69.76% and 30.24% of the shares of Santusa Holding, S.L., respectively.  The address of Santusa Holding, S.L. is Avenida de Cantabria s/n (Ciudad Grupo Santander), Boadilla del Monte, 28660 Madrid, Spain.

(3)
Holbah II Limited (Bahamas) (a company that is indirectly and wholly controlled by Banco Santander Spain through Parasant, S.A.) owns 100% of the shares of Santander Overseas Bank Inc. The address of Santander Overseas Bank Inc. is 207 Ponce de León, San Juan, Puerto Rico 00917-1818.

(4)
Carmignac Gestion filed with the SEC a Schedule 13G dated February 14, 2014. Based solely on the disclosure set forth in such Schedule 13G, Carmignac Gestion has sole voting power with respect to 179,996,220 Series B shares and sole dispositive power with respect to 179,996,220 Series B shares. The address of Carmignac Gestion is 24 Place Vendome, Paris, France 75001.

(5)	Banco Madesant Sociedade Unipessoal, S.A. is a wholly owned indirect subsidiary of Banco Santander Spain. Its address is 2nd Floor, Avenida Arriaga 73, Sala 211, Funchal, 9000-060, Portugal.

Voting Rights of Principal Shareholders

Our principal shareholders do not have voting rights distinct from those of our other shareholders.  See “Description of Capital Stock—Voting Rights” in the accompanying prospectus.

Selling Shareholder

Banco Madesant is an affiliate of Banco Santander, S.A.  As of the date of this prospectus supplement, Banco Madesant owned no Series F shares and 10,327,925 Series B shares (including in the form of ADSs).  Banco Madesant acquired the ADSs held by it in open market transactions since February 3, 2014 and expects to continue to engage in open market purchases of our ADSs from time to time and so may continue to own ADSs at the completion of any offerings made under this prospectus supplement. See “Plan of Distribution.”

EXPENSES OF THE OFFERING

The following table sets forth the estimated costs and expenses, other than underwriting discounts and commissions, payable by the registrant in connection with the sale of the securities being registered hereby.

Securities and Exchange Commission registration fee	$3,580
Legal fees and expenses	50,000
Accounting fees and expenses	38,700
Printing fees	—
Miscellaneous	—
Total	$92,280

All amounts in the table above are estimates except  the Securities and Exchange Commission registration fee. All of such expenses will be paid by the Selling Shareholder.

Grupo Financiero Santander México, S.A.B. de C.V.

10,327,925 Series B Shares in the form of American Depositary Shares

PROSPECTUS SUPPLEMENT